EXHIBIT 99.1

Caledonia Mining Corporation Plc: Director/PDMR Shareholding Notification

ST HELIER, Jersey, May 21, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia" or "the Company") announces that it received notification on May 20, 2025 from Mr Victor Gapare, an executive director of Caledonia and the settlor of a discretionary trust which ultimately owns the shares in Toziyana Resources Limited, the largest shareholder in the Company, (“Toziyana”) that Toziyana has purchased, in aggregate, 2,280 common shares in the Company on May 20, 2025 at a volume weighted average price of $16.96 per share (the “Purchases”).

Following the Purchases, Mr Victor Gapare now holds an interest, as the settlor of that trust, in common shares representing 12.57 per cent. of the Company’s issued share capital.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victor Gapare
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$16.96	2,280
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	May 20, 2025
f)	Place of the transaction	NYSE American LLC